UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BYND CANNASOFT ENTERPRISES INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

05608P109
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05608P109                                                     13G

1.	Name of Reporting Persons: Eduardo S. Elsztain
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 2,803,846
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 2,803,846
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,803,846
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.00%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 05608P109                                                     13G

1.	Name of Reporting Persons: Agroinvestment S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,803,846
	6.	Shared Voting Power: 2,803,846
	7.	Sole Dispositive Power: 2,803,846
	8.	Shared Dispositive Power: 2,803,846
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,803,846
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 7.00%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 05608P109                                                     13G

Item 1. (a). Name of Issuer

BYND CANNASOFT ENTERPRISES INC. (the “Issuer”)

              (b). Address of Issuer’s Principal Executive Offices:

7000 Akko Road Kiryat Motzkin, Israel

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

 (a)-(c) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors and holds 100% of the outstanding equity capital of Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”); Elsztain’ s principal offices are located at Bolívar 108, 1st floor, (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina; Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay.

Item 2(d). Title of Class of Securities:

Common Shares, without par value (the “Common Shares”).

Item 2(e). CUSIP Number:

05608P109.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

Calculations of the percentage of Common Shares beneficially owned assume 39,643,681 Common Shares outstanding on a fully diluted basis as of July 19, 2023, based on the latest information provided by the Issuer. Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person’s cover page.

As of the date hereof, Elsztain does not directly own any equity in BYND Cannasoft Enterprises Inc. Elsztain holds 100% of the outstanding equity capital of Agroinvestment.

As of the date hereof, Agroinvestment S.A. directly holds 2,403,846 Common Shares and Warrants exercisable for 400,000 Common Shares, representing approximately 7.00% of BYND Cannasoft Enterprises Inc.’s outstanding Common Shares calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

  CUSIP No. 05608P109                                                     13G

(b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4th, 2023

Eduardo S. Elsztain

By: /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain

Agroinvestment S.A.

By: /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Title: Chairman of the Board

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of BYND Cannasoft Enterprises Inc, an Israeli company, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 4th day of August 2023.

Eduardo S. Elsztain

By: /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain

Agroinvestment S.A.

By:  /s/ Eduardo S. Elsztain
Name: Eduardo S. Elsztain
Title: Chairman of the Board